FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2                     Date of Material Change

September 8, 2017

Item 3                     News Release

A news release was disseminated on September 11, 2017, through the facilities of CNW Group and subsequently filed on SEDAR.

Item 4                     Summary of Material Change

The Company announced that the Guatemalan Supreme Court had reinstated the Escobal mining license.

Item 5                     Full Description of Material Change

The Company announced that the Guatemalan Supreme Court issued a decision that reinstates the Escobal mining license of Tahoe’s Guatemalan subsidiary, Minera San Rafael (“MSR”). This decision reverses the Supreme Court’s preliminary decision to suspend MSR’s license in connection with an action brought by the anti-mining organization, CALAS, against Guatemala’s Ministry of Energy and Mines (“MEM”). CALAS alleges that MEM violated the Xinca indigenous people’s right of consultation in advance of granting the Escobal mining license to MSR.

As part of its decision, the Supreme Court ordered MEM to conduct a consultation under ILO Convention 169. Per the ruling, MEM has been ordered to consult with the Xinca indigenous communities within a certain geographic area and report results of the consultation to the satisfaction of the Court within 12 months. Tahoe is seeking clarification from the Supreme Court on the specific geographical departments to be included within the scope of MEM’s consultation. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement and will encourage MEM to involve independent ILO 169 experts to assist in this process.

The Company expects that CALAS, the Xinca Parliament and other interested parties may appeal the Supreme Court’s ruling to the Constitutional Court. The following parties have standing and the ability to appeal the ruling: MSR, MSR’s employees and vendors, the Xinca Parliament, CALAS, and judicially designated municipalities. After the Supreme Court rules on MSR’s motion for clarification, MSR will have a right to appeal the matter to the Constitutional Court if it deems necessary. The Constitutional Court is expected to rule on all appeals by the end of the year.

While the Supreme Court ruling allows Escobal operations to commence immediately, the illegal roadblock at Casillas is ongoing, preventing an immediate restart of operations at this time. The Company continues to work with the government, community leaders and international mediation experts to resolve the roadblock situation peacefully and expeditiously. Upon a resolution of the blockade, the Company expects to resume production at Escobal within a week.

Upon resumption of operations, the Company expects to provide an update on Escobal production that has been deferred to future periods. The Company expects to update previously suspended guidance for the gold operations, including exploration, later in the month.

Item 5.2                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Cassandra Joseph Associate General Counsel Telephone: (775) 448-5800

Item 9                     Date of Report

September 18, 2017

Cautionary Note Regarding Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, any review or appeal of the definitive decision from the Supreme Court of Guatemala which reinstated the Company’s mining license in respect of the Escobal mine; the time for appeals to be heard and decided and the likelihood of the decision being overturned by the Constitutional Court in Guatemala; the timing, results and implications to the Company of the court-ordered consultation process; the timing and likelihood of the road blockage being peacefully cleared and resolved; the future price of silver, gold, lead and zinc; the timing and amount of estimated future production, costs of production, capital expenditures, free cash flow, currency exchange rate fluctuations, requirements for additional capital; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; timing and possible outcome of pending litigation, title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Tahoe will operate in the future, including the price of silver, gold, lead and zinc, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning an appeal of the Supreme Court’s definitive decision, a decision from the Constitutional Court of Guatemala on any appeal of the definitive claim, the factors to be considered by the Constitutional Court in any appeal of the definitive decision, the timing and the likelihood of success of any appeal of the definitive decision, a timely and effective consultation process being conducted by the Guatemalan government, the timing and likelihood of the road blockage being peacefully cleared and resolved, the potential impacts of the court decision and road blockage, and the time and expense of the decision, challenges to such decision and efforts to peacefully clear and resolve the road blockage, on the Company’s operations, financial condition and liquidity, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted and roadblock is cleared, and relationships with our partners, including employees, vendors and community populations.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, silver, gold, lead and zinc price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Guatemala, Peru, and Canada, and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labor and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.

For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.